EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30,	Years Ended December 31,
	2011	2010	2009(1)	2008(1)		2007(1)		2006(1)
Earnings:
Income (loss) from continuing operations before income tax expense (2)(3)(4)(5)(6)	$300,732	$(40,717)	$(21,434)	$(510,896)		$(116,728)		$(1,551)
Fixed charges	29,012	94,511	108,840	101,045		68,213		28,581
Adjustment to net distributed income of equity investee	(386)	6,146	267	—		—		—
Interest capitalized	(3,021)	(757)	(2,783)	(8,872)		(3,259)		(2,636)
Amortization of previously capitalized interest	241	255	581	309		123		34
Non-controlling interest	(4,492)	(4,738)	(3,176)	22,781		3,940		–

Total	$322,086	$54,700	$82,295	$(395,633)		$(47,711)		$24,428

Fixed Charges:
Interest cost and debt expense	$24,525	$91,632	$103,787	89,869		63,989		25,521
Interest capitalized	3,021	757	2,783	8,872		3,259		2,636
Interest allocable to rental expense(7)	1,466	2,122	2,270	2,304		965		424

Total Fixed Charges	29,012	94,511	108,840	101,045		68,213		28,581

Ratio of Earnings to Fixed Charges	11.10x	— (8)	— (9)	—	(10)	—	(11)	—	(12)

(1)	Restated to reflect amounts reclassified to discontinued operations due to the Partnership’s sale of Elk City.
(2)	Includes a $255.7 million gain on asset sale and a $22.5 million non-cash gain recognized on derivatives for the nine months ended September 30, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $10.2 million and a non-recurring cash derivative unwind expense of $17.9 million for the year ended December 31, 2010.
(4)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $51.3 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(5)	Includes a $676.9 million non-cash impairment charge to goodwill and other assets; a $115.8 million non-cash gain recognized on derivatives; a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million of its senior unsecured notes for approximately $40.1 million; and a net $197.6 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(6)	Includes a $169.4 million non-cash loss recognized on derivatives for the year ended December 31, 2007.
(7)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(8)	The Partnership earnings were insufficient to cover its fixed charges by $39.8 million for this period.
(9)	The Partnership earnings were insufficient to cover its fixed charges by $26.5 million for this period.
(10)	The Partnership earnings were insufficient to cover its fixed charges by $496.7 million for this period.
(11)	The Partnership earnings were insufficient to cover its fixed charges by $115.9 million for this period.
(12)	The Partnership earnings were insufficient to cover its fixed charges by $4.2 million for this period.